Filed by Ares Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: American Capital, Ltd.

Commission File No. 814-00149

On November 2, 2016, Ares Capital held a webcast/conference call to discuss Ares Capital’s financial results for the quarter ended September 30, 2016.  The webcast/conference call contained information regarding Ares Capital’s proposed acquisition of American Capital, Ltd.

The following are excerpts from the transcript of Ares Capital’s November 2, 2016 webcast/conference call discussing Ares Capital’s proposed acquisition of American Capital, Ltd.

Kipp deVeer — Ares Capital Corporation — CEO: “Before I discuss our third quarter results let me provide an update on our pending acquisition of American Capital. We’ve been working very closely with the team at ACAS, and collectively we’ve made considerable progress on our strategic and financial objectives. We remain enthusiastic about the immediate and long-term benefits of the merger, which will bring together the two largest business development companies in the industry, and what we believe will be a highly accretive transaction and should be beneficial to both shareholder bases.

In terms of timing, we recently announced that we will hold a special meeting for our stockholders on December 15, and subject to shareholder approval and other customary closing conditions, we’re targeting as early as the first week in January for a closing. We expect the transaction will be immediately accretive to our core earnings per share and anticipate substantial long-term earnings benefits that we hope can serve as a catalyst for dividend growth at ARCC.

Pro forma for the transaction we estimate the Company will have approximately $12 billion of assets. We believe this increased scale will enhance our leadership position in the middle market direct lending arena, and that our ability to originate and hold even larger transactions will enable us to offer attractive returns to shareholders over the long term.”

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John Hecht — Jefferies & Co. — Analyst: Okay. That’s helpful. And then I’m just wondering if you can give us some — because I know there’s been some movement in the ACAS portfolio since we last looked at the portfolio. I know they’ve had some sales and so forth. Can you just give us, for modeling purposes next year once the deal is complete, how we should — what we should think about when we integrate that portfolio in terms of equity contribution and the average yield on their portfolio?

Kipp deVeer — Ares Capital Corporation — CEO: It’s not something that we’re going to give here. I’ll tell you, our plan is actually to get the 930 financials on both sides, certainly, completed and then consolidated and get that out to folks as soon as we possibly can. That will be, of course, something that we hope will help all of you evaluate the transaction in terms of its accretiveness, both to NAV and to earnings.

But like I said at the beginning, I guess more qualitatively, John, of this call, we — the early returns as we’ve worked with American Capital have been quite good. They had a lot of assets in place that they were active on in terms of sales and other activities, and I think we’re pretty pleased with the results six months in. I think they’ve done a really nice job. I think we’ve collaborated well together and I think we’re off to a very good start.

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Chris York — JMP Securities — Analyst: Got it. That’s helpful. Lastly, maybe strategically. So, as you noted, the ACAS acquisition combines the two largest BDCs, and then pro forma for the purchase, your market cap will be something like $8.5 billion, which would represent roughly about 1/4 of the publicly traded BDC market. I’m curious to learn how you’re thinking about the responsibilities incumbent to lead BDCs as investment vehicle, and then maybe more broadly, private debt, towards future growth?

Kipp deVeer — Ares Capital Corporation — CEO: Wow, that’s a difficult question. I have a lot of thoughts on that so we can catch up off a public earnings call maybe on some of the things I think about the industry and where it’s headed.

Look, it feels like a fair bit of pressure, but I think we’re more than happy to try to handle it. It does put us in a different discussion, I think, than a lot of the other companies in the space. I think that we’ve shown our shareholders over a very long period of time that we’ve done what’s right for them. As our Company’s grown we’ve continued, at our external manager, to put significant resources behind the growth in assets at our Company.

When we started 12, 13 years ago I think we had eight people, and we’ve got about 100 today. We’re in different industry verticals than a whole lot of folks. We have a much, much broader business both geographically and in terms of the types of deals that we’re doing. So I’m not worried about running the business at all from the asset perspective. I think we’re just growing into what’s a very significant growing market.

I think there are a lot more complicated questions about how shareholders think about this large of a business. I do think that there are real benefits to our shareholders of the larger market cap and we hear this all the time. Folks inability to buy and sell positions in the Company, the aftermarket liquidity in our stock generates real value for them relative to other things that they can do with capital.

The scale of our Company has allowed us to do, I think, better than others in this space on the liability side. And you saw that with the bond deal that we did this fall. I think beyond that, there’s a longer conversation about what it means for just being a larger market cap company, talking about things like future equity issuance if we ever have any, if there’s an ability to be more adept on buybacks, to be more thoughtful there on being a larger business.

It’s a really great question, Chris. I don’t want to kill the earnings call with saying any more. But we take the responsibility seriously. I think we’re up for it and I think there are a lot of issues there that we’ve shown we’re in it to do right by the shareholders and we’ll continue to operate under that framework.

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Christopher Testa — National Securities Corp. — Analyst: I was going to say, the last one from me, just a housekeeping item. Should we expect further professional fees related to ACAS in the fourth quarter?

Penni Roll — Ares Capital Corporation — CFO: Yes, we’ll have some. We’ll have a little bit ongoing through the closing and into next year, but like I said last quarter, nothing near what we had in Q2 as we move toward —

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Hugh Miller — Macquarie Research Equities — Analyst: Got it. That’s very helpful. I appreciate that. And I guess just as a secondary follow-up, as you’re moving a little bit further along working with ACAS, is there any additional insight you might be able to provide in terms of the expense synergies that you think can be realized as he we head into next year?

Kipp deVeer — Ares Capital Corporation — CEO: I think, again, you’ll see a lot of that come through and we’re trying to get it out again as soon as we can on these pro forma financial results for 9/30. So if you wouldn’t mind, why don’t you let us distribute those. I’m sure everyone’s going to take a good, hard look at them. We’ll be more than happy to follow up after you see them.

Penni Roll — Ares Capital Corporation — CFO: We do expect we’ll have some expense synergies just like anything. We only have one Board of Directors, one audit, those types of things. But most of those will actually be seen on the come as we go into 2017. I find the historical pro forma financials, at least on the income statement side, aren’t that instructive because of the way the rules are under GAAP to include those, and in fact, those don’t allow you to include expense synergies when you look backwards oddly enough. So I think it’s going to be something that as we put the two companies together and go into 2017 we’ll start to be able to give you a little better lens. But, yes, as with any strategic acquisition you would expect to have some cost savings on the G&A.

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Terry Ma — Barclays Capital — Analyst: Hey, guys. So with more combined capacity to invest post ACAS, how do you guys actually balance your cautious view that you have right now with the need to use that increased capacity and grow looking out a few years if presumably the economy is not going to improve dramatically from here?

Kipp deVeer — Ares Capital Corporation — CEO: It’s a good question. Something we’re thinking a lot about, certainly being selective on new deals. Look, I think it’s going to be important for us to think about other things that we can do in the business. We have expanded over the years into different industry verticals. There are ways obviously to use, I think, the 30% basket more creatively with the pro forma balance sheet giving us capacity there, Terry.

So we’ve been focused obviously on making sure that we felt good about where we were six months in, having gotten the merger together and evaluating where we were vis-a-vis results against the due diligence framework, and we feel l great about that. I think that the focus today is just really pushing as hard as we can towards closing and getting this done. But, yes, in the back of my mind, in the back of all of our minds, that’s something for 2017, but it’s a good question. You raise a good point. We’re hopeful that the market in time comes our way. I think rates going up will help.

I think more defaults, which are likely, again, we think more for others than ourselves based on the portfolio that we’ve built will widen spreads and we think that should hopefully improve the environment. Look, we’ve been saying that and hoping for that for quite a while. It’s, frankly, about the same as it was four quarters ago.

So sometimes it just takes a little while for the he reinvestment environment to improve meaningfully and I hope we’ll get that right with the pro forma merger into 2017 and beyond. We’re excited about the merger. We think there’s real accretion out of the gate, but the long-term benefits I think may outweigh even the short-term accretion. It’s continued upon us to continue to put people behind the business and find the best investment opportunities that we can. That’s what we’re thinking for next year.

Disclaimer

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Ares Capital has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form N-14 (the “Registration Statement”) that includes a joint proxy statement of Ares Capital and American Capital (the “Joint Proxy Statement”) and that constitutes a prospectus of Ares Capital.  The Joint Proxy Statement and Registration Statement, as applicable, have been mailed or otherwise delivered to stockholders as required by applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN CAPITAL, ARES CAPITAL, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC by American Capital and Ares Capital, free of charge, from the SEC’s website at www.sec.gov and from either American Capital’s or Ares Capital’s websites at www.americancapital.com or at www.arescapitalcorp.com.  Investors and security holders may also obtain free copies of the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC from American Capital by contacting American Capital’s Investor Relations Department at 1-301-951-5917 or from Ares Capital by contacting Ares Capital’s Investor Relations Department at 1-888-818-5298.

Participants in the Solicitation

American Capital, Ares Capital and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and American Capital stockholders in connection with the proposed transaction, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement and Registration Statement filed with the SEC.These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between American Capital and Ares Capital pursuant to a merger between American Capital and Ares Capital. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of American Capital and Ares Capital may not be obtained; (2) the risk that the mergers or other transactions contemplated by the ARCC/ACAS merger agreement may not be completed in the time frame expected by American Capital and Ares Capital, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of American Capital and Ares Capital; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving synergies and cost savings of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the ARCC/ACAS merger agreement; (10) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in laws or regulations or interpretations of current laws and regulations that would impact Ares Capital’s classification as a business development company; (13) changes in general economic and/or industry specific conditions; and (14) other risk factors as detailed from time to time in American Capital’s and Ares Capital’s reports filed with the SEC, including American Capital’s and Ares Capital’s respective annual reports on Form 10-K for the year ended December 31, 2015, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K, the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC.

Any forward-looking statements speak only as of the date of this communication. Neither American Capital nor Ares Capital undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.